May 17, 2007

Via EDGAR (Correspondence)

Mr. Michael Fay, Branch Chief

Division of Corporate Finance

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549-0305

RE:	Yum! Brands, Inc.
Form 10-K: For the Fiscal Year Ended December 30, 2006
File No. 001-13163

Dear Sirs:

YUM! Brands, Inc. (the “Company”) has received your letter dated May 4, 2007, which contained comments based on your review of the above-referenced Form 10-K. We respectfully submit our responses to your comments. For your convenience, we have repeated your comments in their entirety followed by our responses.

Item 2. Properties, page 12

1.

We note your disclosure that company restaurants in the China Division are generally leased for initial terms of 10 to 15 years and generally do not have renewal options. Please disclose the impact of non-renewal of these leases on your operations, cash flows and capital resources.

Response:

Historically, we have either been able to renew such leases in the China Division or enter into competitive leases at replacement sites without significant impact on our operations, cash flows or capital resources. We will add disclosure in future filings addressing this matter.

Item 6. Selected Financial Data, page 23

2.

Please explain to us and disclose i) the reason why amounts associated with LJS and A&W are excluded from the U.S. company blended same store sales as indicated in footnote (e) on page 24 and in the fifth paragraph on page 36, and ii) how such exclusions are meaningful.

Response:

Yum! Brands, Inc.

May 17, 2007

We acquired the LJS and A&W concepts in 2002 largely for their potential as multibrand (i.e., operating two or more concepts in a single location) partners with our existing base brands of KFC and Taco Bell. To the extent the LJS and A&W brands operate in multibrand units with KFC or Taco Bell, sales of LJS and A&W products are included in the U.S. company blended same store sales calculation.

In 2006, LJS and A&W units that were not multibranded with KFC or Taco Bell accounted for less than 8% of total Company sales in the U.S. This percentage is expected to decrease as we reduce our ownership of LJS restaurants in the U.S. by selling existing restaurants to our franchisees.

Given the relative insignificance of these company stores and the limited impact they currently have, and in the future will have, on our company blended same store sales calculation, we believe that the measure as disclosed provides an accurate depiction of the state of our U.S. business and an appropriate indicator as to its performance.

We will begin providing an explanation for only including sales from KFC, Pizza Hut and Taco Bell single and multibrand units in the U.S. blended company same store sales calculation.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Restaurant Unit Activity, page 32

3.	Please explain to us and disclose the reason why amounts associated with licensed units are excluded from the tables, and how such exclusion is meaningful.

Response:

Licensed units are generally units that offer limited menus and operate in non-traditional locations like malls, airports, gasoline service stations, convenience stores, stadiums and amusement parks where a full-scale traditional outlet would not be practical or efficient. Licensed units have lower average unit sales volumes than our traditional units and represented only approximately 5% of our reported Franchise and license fees in 2006. Additionally, our current unit strategy does not place a significant emphasis on expanding our licensed units and thus licensed unit activity is largely due to closures. We do disclose the number of licensed units as of the end of the most two recent year ends.

We do not believe that further detail of licensed unit activity within a tabular format would provide additional significant or meaningful information for the reasons described above. We will begin providing

Yum! Brands, Inc.

May 17, 2007

an explanation for excluding the licensed units from the tables in future filings.

Systems Sales Growth, page 35

4.

Please expand your disclosure to discuss the reason(s) the respective increases in system sales growth presented in the last column “Increase excluding currency translation and 53rd week” were significantly greater for the International and China divisions for fiscal year 2006 as compared to fiscal year 2005. For example, this may be the result of i) the company’s strategy to focus expansion efforts in these divisions or ii) additional opportunities for expansion present in 2006 that were not present in 2005. Also, address whether increased expansion efforts in these divisions impacted the reduced rate of increase in the U.S. system sales growth. For example, discuss, if true, whether the reduced rate of increase for the U.S. is due to you redirecting attention and available resources from the U.S. for perceived greater prospects associated with the International and China divisions.

Response:

As discussed in the Introduction and Overview to our Management’s Discussion and Analysis (“MD&A”), our key strategies include building dominant brands in China through rapid new unit growth and driving profitable International expansion. In contrast, in the U.S. our primary strategy is to improve our position and returns within a competitive marketplace by adding incremental product offerings, including those that are sold at times of the day when our restaurants have traditionally not generated the majority of their sales (e.g. breakfast). Thus, as a result of this expanded unit development internationally, we expect that system sales growth rates outside the U.S. will be greater than those within the U.S. and focus our resources accordingly. However, given our significant and relatively stable cash flows, as well as our available debt capacity, we believe we are currently able to invest in all growth opportunities that we believe meet our return requirements. We will expand the discussion within the Introduction and Overview section to discuss the anticipated impact these strategies will have on system sales growth and our long-term target growth rates for each of our Divisions.

Specifically for 2006, the growth rates for the International and China Divisions increased versus 2005 due to improved business trends in each of the Divisions, including the lapping of the 2005 Mainland China Issues. The growth rate in the U.S. decreased versus 2005 due to the Taco Bell northeast United States Produce-Sourcing Issue. Both of these issues were disclosed in the Significant Known Events, Trends or Uncertainties Impacting or Expected to Impact Comparisons of Reported or Future Results section of our MD&A.

Yum! Brands, Inc.

May 17, 2007

Item 8. Financial Statements and Supplementary Data

Consolidated Balance Sheets, page 58

5.	Please tell us of and disclose any individual items in “Other liabilities and deferred credits” that are in excess of five percent of total liabilities pursuant to Rule 5-02.24 of Regulation S-X.

Response:

As of December 30, 2006, we did not have any individual items in “Other liabilities and deferred credits” that were in excess of five percent of total liabilities.

Notes to Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies

Pension and Post-Retirement Medical Benefits, page 67

6.

Refer to the last paragraph hereunder. Pursuant to SAB Topic 11M, please disclose the expected impact of the change in the measurement date resulting from the application of FAS 158. If the effect is not presently known or reasonably estimable, or not expected to be material, disclose a statement in this regard.

Response:

We will add language in future filings to discuss the expected impact of the change in our measurement dates resulting from the application of FAS 158.

Note 21 – Reportable Operating Segments, page 92

7.

Please explain to us and disclose why it is appropriate to consider LJS and A&W together as a single operating segment when each is a different concept. Additionally, explain to us whether goodwill recognized in connection with the acquisition of Yorkshire Global Concepts was allocated to each of these concepts, and if not, the reason why. Further, tell us whether each of these concepts is assessed individually for impairment (whether of goodwill or other assets), and if not, whether any impairment indicators exist for either when each concept is viewed individually.

Response:

Yum! Brands, Inc.

May 17, 2007

The LJS and A&W concepts were acquired upon the acquisition of Yorkshire Global Restaurants in 2002. Due to the relatively small size of these concepts and the fact that they were primarily acquired to serve as multibrand partners with our other Concepts or each other, they have been managed since acquisition by a single segment manager and share certain support function personnel such as a single Chief Financial Officer, a single Chief Operating Officer and a single Chief Marketing Officer. Additionally, our chief operating decision maker, the Company’s Chairman and Chief Executive Officer, reviews the combined results of the LJS and A&W concepts and makes resource decisions based on the combined results of these concepts.

We have previously determined and continue to believe that the LJS/A&W operating segment constitutes a single reporting unit in accordance with FAS 142. While both LJS and A&W constitute businesses for which the segment manager regularly reviews operating results, we believe LJS and A&W have similar economic characteristics and are thus appropriately aggregated into a single reporting unit. This determination considers the guidance in paragraph 17 of FAS 131 including the similarity of products, processes, customers and points of distribution for the two concepts operating within the Quick Service Restaurant category. This determination also considers the guidance in EITF D-101 including the manner in which the concepts are managed and the resources that the concepts share as previously described. Both of these determinations are supported by the fact that 310 multibrand restaurants were in operation in the U.S. at year end 2006 that contained both the LJS and A&W concepts.

As the LJS and A&W concepts have been aggregated into a single reporting unit, goodwill assigned to this reporting unit is evaluated for impairment using a fair value that considers the amount for which the concepts together could be sold. We do not believe that any impairment indicators currently exist for either LJS or A&W when each concept is viewed individually.

The other intangibles acquired upon acquisition of YGR were primarily trademarks and franchise contract rights for both LJS and A&W. Considering the guidance in EITF 02-7, we evaluate these intangibles for impairment at the individual Concept level (e.g., the LJS trademark asset is evaluated based only upon sales attributable to LJS products). We evaluate the tangible assets associated with our restaurants for impairment at the individual restaurant unit level.

8.	Since the principal menu items differ for each restaurant concept, it appears that each concept represents a separate product. In this regard,

Yum! Brands, Inc.

May 17, 2007

please disclose revenues for each concept pursuant to paragraph 37 of FAS 131.

Response:

We do not believe that each restaurant concept represents a separate product. Each of our concepts sells products that are reflective of the Quick Service Restaurant category. In fact, there is considerable overlap of some products sold in each of our restaurant concepts. For instance, every one of our concepts sell chicken products, in some instances in a similar format (e.g. Pizza Hut and KFC both sell chicken wings).

Additionally, over 3,600 multibrand units were in operation at year end 2006. Company sales at multibranded restaurants are recorded by the restaurant concept that operates the multibrand restaurant. Therefore, revenues recorded by each restaurant concept that operates a multibrand unit include some sales of products traditionally sold by our other restaurant concepts. Likewise, revenues recorded by each restaurant concept do not include all sales of the products traditionally sold by that restaurant concept. This reporting of Company sales is consistent with our management oversight of multibrand units.

Finally, we do not collect or report revenues by concept internally as management does not view this as a meaningful measure. Rather, we align our management responsibility and reporting by geographic location which we believe better demonstrates and emphasizes the current status and future prospects of our business. Additionally, we believe a measure such as revenues by concept is misleading as it does not in isolation consider company restaurant ownership percentage decisions we strategically make from time to time.

Note 22 – Guarantees, Commitments and Contingencies

Proposed Internal Revenues Service Adjustments, page 100

9.

Notwithstanding your belief that the IRS’ position will not be upheld, please state the basis for your belief that resolution will not have a material adverse effect on your results or financial condition when you have disclosed that associated incremental tax payments would be material. Also, disclose the estimated possible aggregate amount or range of aggregate amounts of the potential payments. Refer to paragraph 10 of FAS 5.

Response:

Discussions with the IRS are currently ongoing with regard to this matter.  We believe that, because of the strong defenses we have to the IRS’ position, any payment we would make to the IRS to resolve this

Yum! Brands, Inc.

May 17, 2007

matter would not have a significant adverse impact on the Company’s results or financial condition.  At the date of our filing of our Form 10K, and the subsequent filing of our Form 10Q for the first quarter of 2007, we did not believe that estimation of a meaningful range of potential payments to the IRS was possible.  We will continue to update this matter in future filings as discussions with the IRS progress, including comments as to our ability to estimate a range of loss.

Note 23 – Selected Quarterly Financial Data (Unaudited), page 100

10.

Please explain to us and disclose, as appropriate, pursuant to Item 302(a)(3) of Regulation S-K, why the difference between restaurant profit and operating profit for the fourth quarter of 2006 is greater than the difference in these amounts in the other quarters presented. Also, explain to us and disclose how “restaurant profit” is computed.

Response:

Restaurant profit is defined as Company sales less expenses incurred directly by our Company restaurants in generating Company sales. These expenses are presented as a subtotal on our Consolidated Statements of Income. We will disclose how restaurant profit is computed in future filings.

In the fourth quarter of 2006, we acquired the remaining fifty percent interest in our Pizza Hut United Kingdom unconsolidated affiliate as disclosed in Note 6 to the Form 10-K. As disclosed, this acquisition increased restaurant profit by $16 million but did not significantly impact operating profit (due to decreased franchise fees and higher general and administrative expenses). The comparison of the difference between restaurant profit and operating profit for the fourth quarter of 2006 and the other quarters presented was not impacted by any other disposals of segments of a business; extraordinary, unusual or infrequent items; or year-end or other adjustments that the Company believed were significant enough to require disclosure in accordance with Item 302(a)(3) of Regulation S-K. Rather, the remaining difference was due to general business trends, the impact of our reporting calendar and the timing of recognition of gains and losses associated with our facilities such as impairment, closures and refranchising.

In connection with this response, the Company acknowledges that:

•	We are responsible for the adequacy and accuracy of the disclosure in our filings;

Yum! Brands, Inc.

May 17, 2007

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

Respectfully submitted,

/s/ Ted F. Knopf

Ted F. Knopf

Senior Vice President, Finance

and Corporate Controller